SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

QIWI PLC

(Name of Issuer)

Class B Ordinary Shares, Par Value €0.0005 Per Share

(Title of Class of Securities)

74735M108

(CUSIP Number)

June 18, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74735M108	QIWI PLC

1	Name of reporting person E1 Limited(1)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cyprus
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,923,346(2)
	6	Shared voting power 0
	7	Sole dispositive power 1,923,346(2)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,923,346(2)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.3%(3)
12	Type of reporting person (see instructions) CO

CUSIP No. 74735M108	QIWI PLC

1	Name of reporting person Boris Kim(1)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,923,346(2)
	7	Sole dispositive power 0
	8	Shared dispositive power 1,923,346(2)
9	Aggregate amount beneficially owned by each reporting person 1,923,346(2)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.3%(3)
12	Type of reporting person (see instructions) IN

CUSIP No. 74735M108	QIWI PLC

1	Name of reporting person Alexey Korepanov(1)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,923,346(2)
	7	Sole dispositive power 0
	8	Shared dispositive power 1,923,346(2)
9	Aggregate amount beneficially owned by each reporting person 1,923,346(2)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.3%(3)
12	Type of reporting person (see instructions) IN

(1)	E1 Limited is a private limited company organized under the laws of Cyprus. Messrs. Kim and Korepanov may be deemed to have shared dispositive power and shared voting power over, and thus to beneficially own, all of the class A ordinary shares owned by E1 Limited through their respective ownership of equity interests of E1 Limited.
(2)	Consists of 1,923,346 class A ordinary shares held of record by E1 Limited. Each class A ordinary share is convertible into class B ordinary shares at any time at the request of the holder thereof.
(3)	Based on 42,313,821 shares of class B ordinary shares outstanding as of June 3, 2015, as reported in the Issuer’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 4, 2015, plus the number of shares of class A ordinary shares held by E1 Limited, which are treated as converted into class B ordinary shares only for the purpose of computing the percentage ownership of the Reporting Persons. Each class B ordinary share is entitled to one vote, and each share of class A ordinary share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the class A ordinary shares.

Item 1.

(a)	Name of Issuer:

QIWI plc.

(b)	Address of Issuer’s Principal Executive Offices:

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia

Cyprus

Item 2.

(a)	Name of Person Filing:

E1 Limited, Boris Kim and Alexey Korepanov (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated August     , 2015, a copy of which is attached as Exhibit 99.1 to this Amendment No. 1 to Schedule 13G, pursuant to which the Reporting Persons agreed to file this Amendment No. 1 to Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of each of the Reporting Persons is

c/o E1 Limited

Diagoras 4

Kermia Building, 6th floor, Office 601-602

1510 Nicosia

Cyprus

(c)	Citizenship:

Each of the Reporting Persons is a citizen of or is organized under the laws of the following jurisdictions:

E1 Limited: Cyprus

Boris Kim: Russian Federation

Alexey Korepanov: Russian Federation

(d)	Title of Class of Securities:

Class B ordinary shares, par value €0.0005 per share

(e)	CUSIP Number:

74735M108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,923,346(1)

(b)	Percent of class: 4.3%(2)

(c)	Number of shares as to which the person has:

E1 Limited(3)

(i) Sole power to vote or to direct the vote: 1,923,346(1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,923,346(1)

(iv) Shared power to dispose or to direct the disposition of: 0

Boris Kim(3)

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,923,346(1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,923,346(1)

Alexey Korepanov(3)

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,923,346(1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,923,346(1)

(1)	Consists of 1,923,346 class A ordinary shares held of record by E1 Limited. Each class A ordinary share is convertible into class B ordinary shares at any time at the request of the holder thereof.
(2)	Based on 42,313,821 shares of class B ordinary shares outstanding as of June 3, 2015, as reported in the Issuer’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 4, 2015, plus the number of shares of class A ordinary shares held by E1 Limited, which are treated as converted into class B ordinary shares only for the purpose of computing the percentage ownership of the Reporting Persons. Each class B ordinary share is entitled to one vote, and each share of class A ordinary share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the class A ordinary shares.
(3)	E1 Limited is a private limited company organized under the laws of Cyprus. Messrs. Kim and Korepanov may be deemed to have shared dispositive power and shared voting power over, and thus to beneficially own, all of the class A ordinary shares owned by E1 Limited through their respective ownership of equity interests of E1 Limited.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2015

E1 Limited

By:	/s/ Doxa Pericleous
Doxa Pericleous
Attorney-in-fact

Boris Kim

By:	/s/ Doxa Pericleous
Doxa Pericleous
Attorney-in-fact

Alexey Korepanov

By:	/s/ Doxa Pericleous
Doxa Pericleous
Attorney-in-fact

Exhibit Index

99.1	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) and Power of Attorney